First Quarter 2022 Financial Results Call May 31, 2022 CONFIDENTIAL & PRIVATE Exhibit 99.2

This presentation and the accompanying oral presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this presentation, including statements regarding when jurisdictions in North America or elsewhere may launch online iGaming or sports betting and/or when affiliate marketing will be permitted in those states, how many M&A transactions we can execute in any given year, if any, our 2022 financial outlook, and future results of operations and financial position, whether we can sustain our organic growth and make accretive acquisitions, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Such risks uncertainties, contingencies, and changes in circumstances are discussed under “Item 3. Key Information - Risk Factors” in our annual report filed on Form 20-F for the year ended December 31, 2021 with the US Securities and Exchange Commission (the “SEC”) on March 25, 2022, and our other filings with the SEC as such factors may be updated from time to time. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. The forward-looking statements included in this presentation are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to revise, supplement or update any forward-looking statements for any reason after the date of this presentation to conform these statements to actual results or to changes in our expectations, even if new information becomes available in the future, except as may be required by law. You should read this presentation with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. Unless otherwise indicated, information contained in this presentation concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by us. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Non-IFRS Financial Measures Management uses several financial measures, both IFRS and non-IFRS financial measures, in analyzing and assessing the overall performance of the business and for making operational decisions. EBITDA is a non-IFRS financial measure defined as earnings excluding net finance costs, income tax charge, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense and other items that our board of directors believes do not reflect the underlying performance of the business. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue. We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management as a measure of comparative operating performance from period to period as they remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events. While we use EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance. In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.   Free Cash Flow is a non-IFRS financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX. We believe Free Cash Flow is useful to our management as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.   Adjusted figures represent non-IFRS information. See the tables at the end of this presentation under “Appendix: Financial Tables” for reconciliations to the comparable IFRS numbers. Safe Harbor Statement

First Quarter Highlights 4 Q1 Financial Results 8 2022 Outlook 9 Appendix 10 - 15 AGENDA CONFIDENTIAL & PRIVATE

First Quarter Highlights Revenue of $19.6 million increased 70%, versus best quarter to date in Q1 2021 Adjusted EBITDA(1) of $7.2 million Adjusted EBITDA (1) margin of 37% Delivered 67,000 new depositing customers in the first quarter compared to 35,000 in the prior year (1) Represents a non-IFRS financial measure. See ”Safe Harbor Statement - Non-IFRS Financial Measures” and the tables at the end of this presentation under “Appendix: Financial Tables” for reconciliations to the comparable IFRS numbers.

First Quarter Highlights North American revenue grew 544% to $10.6 million compared to $1.7 million for the prior year Successfully entered New York and Louisiana Strong start to the recently announced McClatchy media partnership BonusFinder.com delivered a very strong first quarter of NDCs and is thus far performing above expectations Work on RotoWire.com is progressing well ahead of the seasonally stronger fall sports season

O T S U.S. State Specific International Brands Strategic U.S. Media Assets and Partnerships National U.S. Sites Diversified Portfolio of Premium Digital Media Assets

Imminent launches currently unconfirmed: Market Update and Outlook Q1 launches: NY OSB market launched January 8th LA OSB market launched January 28th AR OSB market launched on March 4th Ontario OSB and OC market launched on April 4th OH OSB market is expected to launch before the end of 2022. MD OSB market launch date is unconfirmed KS OSB market launch date is unconfirmed

Q1 2022 Q1 2021 Change Revenue (millions) $19.6 $11.5 +70% Operating Expense (millions) $13.5 $6.2 NM(2) Operating Profit (millions) $4.3 $5.2 (17%) Net Income (millions) $4.5 $4.5 NM(2) Net Income per Diluted Share $0.12 $0.14 (15%) Adjusted EBITDA (millions) $7.2 $7.1 +1% Adjusted EBITDA margin (% of Revenue) 37% 62% (25%) Cash from Operations (millions) $3.6 $6.7 (47%) Capital Expenditures (millions) $2.2 $0.3 NM(2) Free Cash Flow (millions) $1.4 $6.4 (79%) New Depositing Customers (thousands) 67 35 +91% Q1 2022 Financial Results(1) (1) This table contains non-IFRS financial measures. See ”Safe Harbor Statement - Non-IFRS Financial Measures” and the tables at the end of this presentation under “Appendix: Financial Tables” for reconciliations to the comparable IFRS numbers. (2) NM = not meaningful

FY 2022 Outlook (1) For 2022, revenue is expected to be in the range of $71 - $76 million, which implies growth of 68-80%. For 2022, Adjusted EBITDA is expected to be in the range of $22 - $27 million, which implies growth of 20-47%. Low Midpoint High FY 2021 Revenue (millions) $71 $73.5 $76 $42.3 Adjusted EBITDA (millions) $22 $24.5 $27 $18.4 Adjusted EBITDA margin 31.0% 33.3% 35.5% 43.4% (1) This table contains non-IFRS financial measures. See ”Safe Harbor Statement - Non-IFRS Financial Measures” and the tables at the end of this presentation under “Appendix: Financial Tables” for reconciliations to the comparable IFRS numbers.

CONFIDENTIAL & PRIVATE Appendix: Financial Tables

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited) (USD in thousands)

Condensed Consolidated Statements of Financial Position (Unaudited) (USD in thousands)

Condensed Consolidated Statements of Cash Flows (Unaudited) (USD in thousands)

Adjusted EBITDA and Adjusted EBITDA Margin Reconciliation n/m = not meaningful Net finance (income) costs is comprised of gains/losses on financial liability at fair value through profit or loss, finance income, and finance expense.

Free Cash Flow Reconciliation Earnings Per Share n/m = not meaningful